SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 02, 2006

1. DATE, TIME AND PLACE: May 02, 2006, at 12:00 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, São Paulo – SP, upon calling pursuant to the Articles of Incorporation.

2. CHAIRMANSHIP OF THE MEETING: Fernando Xavier Ferreira – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, which represent a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS: approval of calling and approval at a Special Meeting of Shareholders including in its Agenda a request for deregistration as publicly-held company of Tele Centro Oeste Celular Participações S.A., a Brazilian corporation, wholly-owned subsidiary of Vivo Participações S.A. (formerly named as Telesp Celular Participações S.A.), by reason of the corporate restructuring transaction approved by the shareholders of the Company and of Vivo Participações S.A. on February 22, 2006, which resulted in the merger of all TCO shares into Vivo Participações S.A., which became its sole shareholder, there being not any other holder of shares or securities of TCO in addition to Vivo Participações S.A.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up, which after having been read and approved were signed by the Directors who attended the meeting and the Secretary, and following transcribed in the proper book.

Signatures: Fernando Xavier Ferreira – Chairman of the Meeting; Felix Pablo Ivorra Cano; Shakhaf Wine; Antonio Gonçalves de Oliveira; Luiz Kaufmann and Henri Philippe Reichstul – Directors; Ignácio Aller Mallo – Director represented by Mr. Felix Pablo Ivorra Cano; Luis Paulo Reis Cocco – Director represented by Mr. Shakhaf Wine. Breno Rodrigo Pacheco de Oliveira – General Secretary.

I hereby certify that this is a faithful copy of the original minutes which were drawn-up in the proper Book.

Breno Rodrigo Pacheco de Oliveira
General Secretary, OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.